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                      UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                      FORM 8-K
                   CURRENT REPORT

         Pursuant to Section 13 or 15(d) of the
            Securities Exchange Act of 1934

       Date of Report (date of earliest event reported):
                     May 19, 2003


                   CHEMED CORPORATION
     (Exact name of registrant as specified in its charter)


     Delaware              1-8351              31-0791746
   (State or other    (Commission File Number)   (I.R.S. Employer
    jurisdiction of                              Identification
     incorporation)                                Number)


 2600 Chemed Center,  255 East 5th Street,  Cincinnati, OH 45202
 (Address of principal executive offices)             (Zip Code)


      Registrant's telephone number, including area code:
                   (513)  762-6900
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Item 5.   Other Events

The Registrant announced May 20, 2003 that, effective May 19, 2003, it has changed its name to "Roto-Rooter, Inc." The Registrant's press release, dated May 20, 2003, is attached as an exhibit to this report.

Exhibits.

(99.1) Registrant's press release dated May 20, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMED CORPORATION

Dated: May 20, 2003   By: /s/ Arthur V. Tucker, Jr.
                                      Arthur V. Tucker, Jr.
                                      Vice President and Controller